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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)





                        UNITED STATES FILTER CORPORATION
                  --------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
               --------------------------------------------------
                         (Title of Class of Securities)

                                    911843209
                             -----------------------
                                 (CUSIP Number)


                                  MICHEL AVENAS
                              EAU ACQUISITION CORP.
               C/O VIVENDI NORTH AMERICA MANAGEMENT SERVICES, INC.
                                800 THIRD AVENUE
                                   38TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 753-2000
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 22, 1999
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


                         (Continued on following pages)
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                                  Page 1 of 9


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    CUSIP NO.
    911843209                                                      Page 2 of 9
-------------------                                         ------------------


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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eau Acquisition Corp.

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)     [ ]
                                                                   (b)     [ ]
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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS
      AF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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 Number of   7.  SOLE VOTING POWER
   Shares           36,223,552*
             -----------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          22,410,805*
             -----------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          36,223,552*
             -----------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    22,410,805*
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      58,634,357*
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.9%*
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14.   TYPE OF REPORTING PERSON
      CO
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    CUSIP NO.
    911843209                                                      Page 3 of 9
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1.    NAME OF REPORTING PERSON
      Vivendi

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Not applicable
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)     [ ]
                                                                   (b)     [ ]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK,OO
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      France
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 Number of   7.  SOLE VOTING POWER
   Shares           36,223,552*
             -----------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          22,410,805*
             -----------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          36,223,552*
             -----------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    22,410,805*
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      58,634,357*
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [ ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.9%*
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
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* On March 22, 1999, Vivendi ("Parent") entered into support agreements (the
"Support Agreements") with certain stockholders and three executive officers of United States Filter Corporation (the "Company"), which are described in Section 11 of the Offer to Purchase dated March 26, 1999 (the "Offer to Purchase") which was filed as an exhibit to the Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on March 26, 1999 by Parent and Eau Acquisition Corp., a Delaware corporation ("Purchaser"). Pursuant to the Support Agreements, upon the terms set forth therein, the parties to the Support Agreements generally have agreed to tender, in accordance with the terms of the tender offer described in the Schedule 14D-1, an aggregate of 22,410,805 shares of common stock, par value $.01 per share, of the Company (the "Common Stock"). In addition, the parties to the



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                                                                   Page 4 of 9
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Support Agreements have granted an irrevocable proxy with respect to such shares of Common Stock to Parent. The three executive officers who are parties to the Support Agreements have also granted to Parent an option to purchase their 657,946 shares at an exercise price of $31.50 per share, exercisable upon the terms set forth therein. Parent has also agreed in the Support Agreements with the stockholders of the Company who are not executive officers of the Company, to purchase the shares owned by such stockholders in the event the tender offer is terminated or withdrawn. Vivendi and the Company also entered into a Stock Option Agreement on March 22, 1999, pursuant to which the Company granted to Parent an option to purchase 36,223,552 Shares at an exercise price of $31.50 per share, which is not currently exercisable but would become exercisable by Parent pursuant to the terms and conditions of the Stock Option Agreement if the Company were to become obligated to pay the Termination Fee (as defined in the Merger Agreement between Parent, Purchaser and the Company dated as of March 22, 1999 (the "Merger Agreement")) in accordance with the Merger Agreement. The
Stock Option Agreement is described in Section 11 of the Offer to Purchase.


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                                                                   Page 5 of 9
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ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the common stock, par value $.01 per share (the "Common Stock") of United States Filter Corporation. The address of its principal executive offices is 40-004 Cook Street, Palm Desert, California 92211.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) -(c) and (f). This statement is filed by Vivendi, a societe anonyme organized under the laws of France ("Parent"), on behalf of itself and its wholly-owned subsidiary, Eau Acquisition Corp., a Delaware corporation ("Purchaser"). Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase dated March 26, 1999 (the "Offer to Purchase"), which is incorporated herein by reference.

      (d)-(e) During the last five years, neither Parent nor the Purchaser, nor, to the best of their knowledge, any of their respective executive officers and directors listed in Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase and to Item 4 of Amendment No. 1 to the Schedule 14D-1 filed on April 15, 1999 (the "14D-1 Amendment"), which are incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION.

      (a)-(j) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") and Section 13 ("Dividends and Distributions") of the Offer to Purchase which is incorporated herein by reference.

Except for the foregoing, Parent and the Purchaser have no plans or proposals which relate to or would result in:

             (a) the acquisition of any additional securities of the Company, or the disposition of any securities of the Company;

             (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries;

             (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries;

             (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

             (e) any material change in the present capitalization or dividend policy of the


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                                                                   Page 6 of 9
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                   Company;

             (f) any material change in the Company's business or corporate structure;

             (g) any change in the Company's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

             (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) a class of equity securities of the Company becoming eligible for termination and registration pursuant to Section 12(g)(4) of the Exchange Act; or

             (j)   any action similar to the foregoing.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(d) Reference is hereby made to the information set forth in the "Introduction", Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 11 ("Purpose of the Offer; the Merger Agreement; the
Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") and Schedule I ("Directors and Executive Directors of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Reference is hereby made to the information set forth in "Introduction,"
Section 9 ("Certain Information Concerning Parent and Purchaser") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase which is incorporated herein by reference.



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                                                                   Page 7 of 9
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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


*1 Offer to Purchase, dated March 26, 1999 (Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1)
*2 Credit Agreement between Parent and Bayerische Landesbank Girozentrale (English translation) (Incorporated by refered to Exibit (b)(1) to the Schedule 14D-1 Amendment)
*3 Bond Issuance and Underwriting Agreement among Societe Generale, parent and a wholly-owned subsidiary of Parent (English translation) (Incorporated by reference to Exhibit (b)(2) to the Schedule 14D-1 Amendment)
*4 Agreement and Plan of Merger, dated as of March 22, 1999 by and among the Company, Purchaser and Parent (Incorporated by reference to Exhibit
         (c)(1) to the Schedule 14D-1)
*5 Support Agreement between Parent and the Bass Stockholders (Incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1)
*6 Form of Support greement between Parent and the Apollo Stockholders (Incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1)
*7 Form of Support Agreement between Parent and Management (Incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1)
*8 Stock Option Agreement dated as of March 22, 1999 between Company and Parent (Incorporated by reference to Exhibit (c)(8) to the Schedule 14D-1)



---------------------------
* Incorporated by reference.




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                                                                   Page 8 of 9
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                                    SIGNATURE
                                    ---------



      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 15, 1999


                                     VIVENDI

                                     By: /s/ Jean-Marie Messier
                                         ------------------------------
                                         Name: Jean-Marie Messier
                                         Title: Chairman and Chief Executive
                                                  Officer

                                     EAU ACQUISITION CORP.

                                     By: /s/ Jean-Marie Messier
                                         ------------------------------
                                         Name: Jean-Marie Messier
                                         Title: President and Chief Executive
                                                  Officer








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                                                                   Page 9 of 9
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EXHIBIT INDEX


*1 Offer to Purchase, dated March 26, 1999 (Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1)
*2 Credit Agreement between Parent and Bayerische Landesbank Girozentrale (English translation) (Incorporated by refered to Exibit (b)(1) to the Schedule 14D-1 Amendment)
*3 Bond Issuance and Underwriting Agreement among Societe Generale, parent and a wholly-owned subsidiary of Parent (English translation) (Incorporated by reference to Exhibit (b)(2) to the Schedule 14D-1 Amendment)
*4 Agreement and Plan of Merger, dated as of March 22, 1999 by and among the Company, Purchaser and Parent (Incorporated by reference to Exhibit
         (c)(1) to the Schedule 14D-1)
*5 Support Agreement between Parent and the Bass Stockholders (Incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1)
*6 Form of Support greement between Parent and the Apollo Stockholders (Incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1)
*7 Form of Support Agreement between Parent and Management (Incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1)
*8 Stock Option Agreement dated as of March 22, 1999 between Company and Parent (Incorporated by reference to Exhibit (c)(8) to the Schedule 14D-1)




* Incorporated by reference.